Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

   Vasogen’s VP025 Provides a Neuroprotective Effect in Preclinical
Model of Parkinson’s Disease

   - Research Presented at Neuroscience 2004 -

Toronto, Ontario (October 26, 2004) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a researcher and developer of immune modulation therapies targeting chronic inflammation, today announced the presentation of preclinical research demonstrating the ability of VP025 to provide a significant neuroprotective effect in a model of Parkinson’s disease. The research, carried out by the Department of Anatomy/Neuroscience, Biosciences Institute, University College Cork, Ireland, was presented at Neuroscience 2004, the Society for Neuroscience’s 34th Annual Meeting in San Diego.

“The ability of VP025 to offer a protective effect in the brain and reduce neuron death in this preclinical model suggests that this drug may have potential in the treatment of Parkinson’s disease,” said Dr. Aideen Sullivan, principal investigator for this study at University College Cork. “It is also encouraging to note that these data are consistent with other research being presented at this conference this week, which highlight the positive anti-inflammatory effects of VP025 in other preclinical models.”

Evidence is accumulating that inflammation plays an important role in the pathogenesis of Parkinson’s disease. Microglial cells (immune cells resident in the brain) are activated in Parkinson’s disease, producing pro-inflammatory factors that result in the death of nerve cells in various areas of the brain. The preclinical research presented today was based on a well-established model of Parkinson’s disease that involves introduction of 6-hydroxydopamine (6-OHDA), which mimics the pathology of this condition. Both Parkinson’s disease and 6-OHDA administration are associated with inflammatory processes that lead to the death of certain nerve cells, the dopaminergic neurons, and it is the loss of these neurons that results in the movement abnormalities seen in this model.

Pretreatment with VP025 significantly (p<0.001) reduced movement abnormalities seven days after 6-OHDA was administered to initiate nerve damage, and this protective effect continued until the end of the three-week study. VP025 also significantly attenuated both the reduction in dopamine (p<0.05) and the loss of dopaminergic neurons (p<0.05), factors that mediate behavioural changes in this model, as well as in Parkinson’s disease. These results suggest that VP025 confers a neuro-protective effect in the brain, inhibiting the death of dopaminergic nerve cells, and that this protection may occur by preventing aberrant activation of immunoregulatory cells in the brain.

-more-

…page 2, October 26, 2004

Parkinson’s disease, a chronic and progressive neurological condition, affects up to 1.5 million Americans. While its cause is unknown, the symptoms of Parkinson’s disease are primarily the result of degeneration of areas of the brain that control and modulate movement. Symptoms include tremors, slowness of movement, stiffness and rigidity of limbs, and gait or balance problems. As the disease progresses, these symptoms usually increase and impact a person’s ability to work and function.

VP025, the lead product candidate from a new class of structurally related drugs, is being developed for the treatment of chronic neuro-inflammatory disorders. VP025 is designed to interact with immune cells leading to the modulation of cytokines – potent chemical messengers that regulate and control inflammation. Neurological conditions that are associated with an inflammatory response in the central nervous system include Alzheimer’s disease, Parkinson’s disease, multiple sclerosis, and amyotrophic lateral sclerosis (ALS also known as Lou Gehrig’s disease). These indications are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity. Due to the prevalence, morbidity and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden.

About the Society for Neuroscience:

The Society for Neuroscience is the world’s largest organization of scientists devoted to the study of the brain. The 36,000 members of the Society include basic researchers studying the many neuroscience disciplines, and clinicians specializing in neurology, neurosurgery, psychiatry, ophthalmology, and related fields. Neuroscience includes the study of brain development, sensation, perception, learning, memory, movement, sleep, stress, aging, neurological and psychiatric disorders, and the molecules, cells, and genes responsible for nervous system functioning.

About Vasogen:

Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen’s lead product, Celacade™ (immune modulation therapy) is currently in pivotal phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. The Company’s 2,000-patient ACCLAIM trial, being conducted at cardiac centers throughout North America and Europe, is investigating the impact of Celacade™ on reducing the risk of mortality and morbidity in advanced chronic heart failure patients. Vasogen’s 500-patient SIMPADICO trial, being conducted at medical centers throughout North America, is designed to further investigate the impact of Celacade™ on reducing the debilitating symptoms associated with peripheral arterial disease. Celacade™ is designed to target chronic inflammation by activating the immune system’s physiological anti-inflammatory response to apoptotic cells. Vasogen is also developing a new class of drugs, designed to interact with immune cells leading to the modulation of cytokines – potent chemical messengers that regulate and control inflammation. VP025, the lead candidate from this new class of drugs, is in preclinical development for the treatment of neurodegenerative disorders including Parkinson’s and Alzheimer’s disease.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.